Timothy J. Simpson Executive Vice President and General Counsel

Covanta Holding Corporation
40 Lane Rd
Fairfield, NJ 07004
Tel 973 882 7308
Fax 973 882 7357
Email tsimpson@covantaenergy.com
Setpember 22, 2010
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
One Station Place
Washington, D.C. 20549

Re:	Covanta Holding Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed: February 22, 2010
Definitive Proxy Statement on Schedule 14A
Filed: April 1, 2010
File No. 001-06732
Dear Mr. Owings:
     As Executive Vice President and General Counsel of Covanta Holding Corporation (the “Company”), I am responding to your letter dated September 9, 2010 to Anthony J. Orlando (the “Comment Letter”), the Company’s President and Chief Executive Officer. To facilitate your review, each comment in the Comment Letter is set forth below in bold type and my corresponding response appears below it in ordinary type.
1.	We note your response to comment 3 in our letter dated July 28, 2010. Please provide us your proposed table that you will include in future filings to disclose how you calculate non-equity incentive compensation payments for each of the named executive officers.
     Response:
     In future filings of its Definitive Proxy Statement on Schedule 14A, the Company will include a table listing (a) each named executive officer and the amount of each named executive officer’s non-equity incentive compensation award (b) attributable to the Company’s performance under safety, health and environmental performance measures (the “SHE Performance Measure”), (c) attributable to the Company’s actual free cash flow compared to a target for free cash flow (the “Financial Performance Measure”), (d) attributable to the individual performance of such named executive officer compared to performance measures that are specific to such officer’s roles and responsibilities (the “Individual Growth Measures”) and (e) setting forth the sum of the Non-Equity Incentive Compensation for each such named executive officer that will tie to the column relating to such Non-Equity Incentive Compensation contained in the Summary Compensation Table. This table will take substantially and substantively the form of the following table, which has been provided for illustrative purposes only and, accordingly, does not include actual numbers or the names of the named executive officers.

	(b)	(c)	(d)	(e)
	SHE	Financial	Individual	Total Non-Equity
(a)	Performance	Performance	Growth	Incentive
Named Executive	Measure	Measure	Measures	Compensation
Officer	(10%)	(25%)	(65%)	(100%)
President & Chief Executive Officer	$1,000	$2,500	$6,500	$10,000

Executive Vice President & Chief Financial Officer	$1,000	$2,500	$6,500	$10,000

Executive Vice President & Chief Operating Officer of Covanta Energy Corporation	$1,000	$2,500	$6,500	$10,000

Executive Vice President, General Counsel & Secretary	$1,000	$2,500	$6,500	$10,000

President, Americas — Covanta Energy Corporation	$1,000	$2,500	$6,500	$10,000
* * * * *
     The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments, please do not hesitate to contact me directly at 973.882.7308.
Sincerely,
/s/ Timothy J. Simpson
Timothy J. Simpson

cc:	Anthony Orlando
Sanjiv Khattri
Thomas Bucks
David S. Stone